Exhibit 99.1

Kenon Holdings Reports Q3 2024 Results and Additional Updates

Singapore, December 5, 2024. Kenon Holdings Ltd. (NYSE: KEN, TASE: KEN) (“Kenon”) announces its results for Q3 2024 and additional updates.

Q3 and Recent Highlights

Kenon

•
Kenon has repurchased approximately 348,000 shares for approximately $10 million pursuant to its share repurchase plan since the announcement of its most recent share repurchase mandate in September 2024.

•	Kenon announced its intention to sell additional shares in ZIM and/or enter into derivative transactions with respect to up to all of its remaining stake in ZIM.
•
Kenon also announced that it terminated its collar transaction over 5 million ZIM shares and entered into a cash settled capped call arrangement with respect to the same number of ZIM shares and received net cash proceeds of approximately $93 million.

OPC

•	Financial results:
•	OPC reported net profit in Q3 2024 of $23 million, as compared to $27 million in Q3 2023. OPC’s Q3 2024 net profit included share in profit of CPV of $17 million as compared to $22 million in Q3 2023.
•	OPC reported Adjusted EBITDA (including proportionate share in Adjusted EBITDA of associated companies)[1] in Q3 2024 of $108 million, as compared to $104 million in Q3 2023.

ZIM

•
ZIM announced a cash dividend, to be paid on December 9, 2024, of $3.65 per share, or approximately $440 million in the aggregate, of which approximately $49 million (approximately $47 million net of tax) is payable to Kenon.

•	Financial results[2]:
•	ZIM reported a net profit in Q3 2024 of $1.1 billion, as compared to net loss of $2.3 billion in Q3 2023, which included a non-cash impairment loss of $2.1 billion.
•	ZIM reported Adjusted EBITDA[1] in Q3 2024 of $1.5 billion, as compared to $211 million in Q3 2023.

1 OPC’s Adjusted EBITDA (including proportionate share in EBITDA of associated companies) is a non-IFRS measure. See Exhibit 99.2 of Kenon’s Form 6-K dated December 5, 2024 for the definition of OPC’s Adjusted EBITDA (including proportionate share in Adjusted EBITDA of associated companies) and ZIM’s Adjusted EBITDA and a reconciliation to their respective profit/(loss) for the applicable period.
2 Represents 100% of ZIM’s results. Kenon’s share of ZIM’s results for the three months ended September 30, 2024 was approximately 16.5% as compared to approximately 21% for the three months ended September 30, 2023.

Discussion of Results for the Three Months ended September 30, 2024

Kenon’s consolidated results of operations from its operating companies essentially comprise the consolidated results of OPC Energy Ltd (“OPC”). Our share of the results of ZIM Integrated Shipping Ltd. (“ZIM”) are reflected under results from associated companies.

See Exhibit 99.2 of Kenon’s Form 6-K dated December 5, 2024 for a summary of Kenon’s consolidated financial information; a summary of OPC’s consolidated financial information; a reconciliation of OPC’s Adjusted EBITDA (including proportionate share in Adjusted EBITDA of associated companies) (which is a non-IFRS measure) to profit; a summary of financial information of OPC’s subsidiaries; and a reconciliation of ZIM’s Adjusted EBITDA (which is a non-IFRS measure) to profit/(loss) for the period.

OPC

The following discussion of OPC’s results of operations is derived from OPC’s consolidated financial statements, as translated into US dollars.

Summary Financial Information of OPC

	For the three months ended September 30,
	2024	2023
	$ millions
Revenue	237	229
Cost of sales (excluding depreciation and amortization)	(157)	(151)
Finance expenses, net	(27)	(19)
Share in profit of associated companies, net	17	22
Profit for the period	23	27
Attributable to:
Equity holders of OPC	22	24
Non-controlling interest	1	3

Adjusted EBITDA (including proportionate share in Adjusted EBITDA of associated companies)[3]	108	104

For details of OPC’s results by segment, please refer to Appendix A.

OPC’s Revenue by Geography

	For the three months ended September 30,
	2024	2023
	$ millions

Israel	205	210
U.S.	32	19
Total	237	229

OPC’s revenue increased by $8 million in Q3 2024 as compared to Q3 2023.  Translating OPC’s revenue from NIS to USD4, did not have a material impact on the overall change in results between the quarters.

OPC’s revenue from the sale of electricity to private customers is derived from electricity sold at the generation component tariffs, as published by the Israeli Electricity Authority (“EA”), with some discount. Accordingly, the generation component tariffs generally affect the prices paid by customers under Power Purchase Agreements of OPC-Rotem and OPC-Hadera. The weighted-average generation component tariff in Q3 2024 was NIS 30.07 per KW hour, which is approximately 1% lower than the weighted-average generation component tariff in Q3 2023 of NIS 30.39 per KW hour.

3 Non-IFRS measure. See Appendix C for a definition of OPC’s Adjusted EBITDA (including proportionate share in Adjusted EBITDA of associated companies) and a reconciliation to profit for the period.
4 The table above and corresponding comparison of Q3 2024 compared to Q3 2023 excluding the impact of translating OPC’s results from NIS to USD were converted using an average exchange rate of $0.2702/NIS, the average exchange rate in effect for the three months ended September 30, 2024.

Set forth below is a discussion of significant changes in OPC’s revenue between Q3 2024 and Q3 2023.

•
Revenue from provision of services and other revenue – Such revenues increased by $10 million in Q3 2024 as compared to Q3 2023 primarily due to increase in sales of electricity from renewable sources to commercial customers;

•	Revenue from sale of renewable energy in U.S. – Such revenues increased by $3 million primarily due to the consolidation of Maple Hill and Stagecoach starting in Q4 2023 and Q2 2024, respectively; and

•
Revenue from capacity payments – Such revenues increased by $3 million in Q3 2024 as compared to Q3 2023, primarily as a result of increase in the availability tariff of Tzomet Power Plant starting in the beginning of 2024; partially offset by

•
Revenue from sale of energy to the System Operator and to other suppliers – Such revenues decreased by $4 million in Q3 2024 as compared to Q3 2023 primarily due to decline in sales from Tzomet to the System Operator.

Cost of Sales (Excluding Depreciation and Amortization)

	For the three months ended September 30,
	2024	2023
	$ millions

Israel	137	140
U.S.	20	11
Total	157	151

OPC’s cost of sales (excluding depreciation and amortization) increased by $6 million in Q3 2024 as compared to Q3 2023. Translating OPC’s s cost of sales (excluding depreciation and amortization) from NIS to USD5,did not impact the overall change in results between the quarters. Set forth below is a discussion of significant changes in cost of sales between Q3 2024 and Q3 2023.

•	Expenses for acquisition of energy in Israel – Increased by $11 million in Q3 2024 as compared to Q3 2023 primarily due to an increase in customer consumption; partially offset by

•
Natural gas and diesel oil consumption in Israel – Decreased by $12 million in Q3 2024 as compared to Q3 2023.  Excluding the impact of translating OPC’s cost of sales (excluding depreciation and amortization) from NIS to USD, such costs decreased by $11 million primarily due to (i) a decline in sales from Tzomet to the System Operator of $5 million, (ii) decrease of $2 million due to a decline in gas prices and (iii) unplanned maintenance performed at Gat Power Plant during Q3 2024.

Finance Expenses, net

Finance expenses, net increased by $8 million in Q3 2024, as compared to Q3 2023, primarily due to (i) an increase in interest expense from the financing framework associated with renewable energy projects in the U.S. and (ii) changes in the exchange rate of the U.S. Dollar against the New Israeli Shekel in Q3 2024 as compared to Q3 2023.

Share of Profit of Associated Companies, net

OPC’s share of profit of associated companies, net decreased by $5 million in Q3 2024 as compared in Q3 2023.

For further details of the results of associated companies of CPV, see OPC’s immediate report published on the Tel Aviv Stock Exchange (“TASE”) on November 13, 2024 and the convenience English translations furnished by Kenon on Form 6-K on November 13, 2024.

Liquidity and Capital Resources

As of September 30, 2024, OPC had cash and cash equivalents of $310 million (excluding restricted cash), restricted cash of $18 million (including restricted cash used for debt service), and total outstanding consolidated indebtedness of $1,470 million, consisting of $103 million of short-term indebtedness and $1,367 million of long-term indebtedness. As of September 30, 2024, a substantial portion of OPC’s debt was denominated in NIS.

As of September 30, 2024, OPC’s proportionate share of debt (including accrued interest) of CPV associated companies was $689 million and proportionate share of cash and cash equivalents of CPV associated companies was $77 million.

5 Comparing Q3 2024 and Q3 2023 excluding the impact of changes in exchange rates using the average exchange rate of $0.2702/NIS, the average exchange rate in effect for the three months ended September 30, 2024, for both periods.

Business and Other Developments

Investment in CPV Renewable Power LLC

In November 2024, Harrison Street, a U.S. private equity infrastructure fund (the “Investor”), completed its previously announced investment in CPV Renewable Power LLC (“CPV Renewable”), a wholly-owned subsidiary of CPV, for 33.33% of the ordinary interests in CPV Renewable (the “CPV Renewable Investment”). The Investor funded $200 million of its investment in CPV Renewable (out of the total investment amount of $300 million) and 33.33% of the ordinary interests in CPV Renewable were issued to the Investor. OPC expects the remaining $100 million of the investment to be funded in 2025, subject to and in accordance with the terms of the transaction.

For further details, see Kenon’s Reports on Form 6-K dated August 18, 2024 and November 14, 2024.

Agreements by CPV to Increase Interests in Two Power Plants

In July 2024, OPC had announced that CPV executed a Memorandum of Understanding and a purchase and sale agreement (the “CPV Purchase Agreement”) to purchase additional interests in two operating natural gas fired power plants, CPV Shore Holdings, LLC (“CPV Shore”) and CPV Maryland, LLC (“CPV Maryland”) in which CPV already has an interest.

In October 2024, OPC announced the completion by CPV of the acquisition of an additional 25% interest in CPV Maryland under the CPV Purchase Agreement and that purchase agreements for the acquisition of an additional 31% interest in CPV Shore and a further 25% interest in CPV Maryland were executed between CPV and the relevant seller (the “Additional Purchase Agreements”). Upon, and subject to the closing of the transactions under the Additional Purchase Agreements, the total holdings of CPV in CPV Shore and CPV Maryland will be approximately 69% and approximately 75%, respectively.

OPC announced that the total amount required in connection with all such acquisitions (to the extent completed) is estimated to be between $200 million and $230 million.

Completion of the acquisitions of additional interests in CPV Shore and CPV Maryland under the Additional Purchase Agreements are each contingent on completion of the other and are subject to conditions precedent, including no material adverse events and the receipt of regulatory approvals, which OPC announced are expected to be obtained during Q4 2024.

For further information, see Kenon’s Reports on Form 6-K dated July 14, 2024, July 21, 2024 and October 13, 2024.

New Financing Arrangements to Refinance Project Financing of the Tzomet and Gat Power Plants

In August 2024, OPC announced that OPC Holdings Israel Ltd entered into financing agreements for loans in aggregate amount of approximately NIS 1.65 billion (approximately $456 million) (the “Financing Agreements”) to be used for early repayment of the existing project financing of the Tzomet and Gat power plants.

OPC subsequently announced that the loans under the Financing Agreements have been drawn and the early repayment of the project financing for Tzomet and Gat power plants has been completed.

For further details, see Kenon’s Reports on Form 6-K dated August 12, 2024 and August 15, 2024.

Tariff Announcement

On November 6, 2024, the EA published a public announcement regarding a proposal for changes in the tariff structure, which details proposed changes to the principles for determination of the tariff to customers of Israel Electricity Company and to suppliers, against the background of inputs in the electricity sector (the “EA Announcement”).  For further information regarding the proposal and potential impacts on OPC, including which may have potentially adverse impacts on OPC, see Exhibit 99.1 to Kenon’s Form 6-K dated November 13, 2024.

ZIM

Announcement of Q3 2024 Dividend and Updated Full-Year 2024 Guidance

On November 20, 2024, ZIM announced a cash dividend for Q3 2024 of approximately $340 million, or $2.81 per ordinary share and a special dividend of approximately $100 million, or $0.84 per share, to be paid on December 9, 2024. ZIM also announced an update of its full-year 2024 guidance.

Discussion of ZIM’s Results6 for Q3 2024

ZIM carried approximately 970 thousand TEUs in Q3 2024, representing a 12% increase as compared to Q3 2023, in which ZIM carried approximately 867 thousand TEUs. The average freight rate in Q3 2024 was $2,480 per TEU, as compared to $1,139 per TEU in Q3 2023.

ZIM’s revenues increased by approximately 117% in Q3 2024 to approximately $2.8 billion, as compared to approximately $1.3 billion in Q3 2023, primarily due to an increase in freight rates as well as in carried volume.

ZIM’s operating profit and net profit in Q3 2024 were $1.2 billion and $1.1 billion, respectively, as compared to operating loss and net loss of $2.3 billion, respectively, in Q3 2023. ZIM’s Adjusted EBITDA7 in Q3 2024 was $1.5 billion, as compared to $211 million in Q3 2023.

Additional Kenon Updates

Kenon’s (stand-alone) Liquidity and Capital Resources

As of September 30, 2024, Kenon’s stand-alone cash and cash equivalents was $460 million. As of December 4, 2024, Kenon’s stand-alone cash and cash equivalents was approximately $650 million.  Such amount does not include proceeds from the ZIM dividend announced in November 2024 (of which Kenon expects to receive $47 million, net of tax) and any amounts received or to be received in respect of proceeds from the ZIM Forward Sale Transaction (as defined below).  There is no material debt at the Kenon level.

Kenon’s stand-alone cash includes cash and cash equivalents and other treasury management instruments.

Share Repurchase Plan

Kenon initially announced a share repurchase plan of up to $50 million in March 2023. In August 2024, Kenon increased the amount of the repurchase plan to up to $60 million. In September 2024, Kenon announced a share repurchase mandate for repurchases under the plan of up to $30 million through open market purchases on the TASE through March 31, 2025.

Kenon has repurchased approximately 1.5 million shares for total consideration of approximately $38 million since the commencement of the share repurchase plan announced in March 2023, including shares repurchased for an amount of $10 million pursuant to its share repurchase plan since its announcement of the share repurchase mandate in September 2024. Kenon has approximately 52 million outstanding shares after giving effect to these repurchases.

The share repurchase plan may be suspended or modified and may not be completed in full.

Sale of ZIM shares and updates to Collar transaction

In June 2024, Kenon announced that it had sold 5 million shares in ZIM and had entered into a collar transaction with a bank relating to an additional 5 million ZIM shares owned by Kenon (the “Collar”).

In November 2024, Kenon announced its intention to sell additional shares in ZIM and/or enter into derivative transactions with respect to up to all of its remaining stake in ZIM. Since this announcement, Kenon has sold approximately 5.7 million ZIM shares for total consideration of approximately $120 million. In November 2024, Kenon also announced that it had terminated the Collar and entered into a cash settled capped call transaction with respect to 5 million ZIM shares. As a result of the termination of the Collar, the 5 million shares that were subject to the Collar were sold to the bank and Kenon received cash proceeds, minus the cost of the cash settled capped call transaction, of approximately $93 million. As a result of the sales described above, Kenon now holds approximately 9.1 million ZIM shares, representing a 7.6% interest in ZIM.

6 Represents 100% of ZIM’s results. Kenon’s share of ZIM’s results for the three months ended September 30, 2024 was approximately 16.5% as compared to approximately 21% for the three months ended September 30, 2023.
7 Adjusted EBITDA is a non-IFRS measure. See Appendix E for the definition of ZIM’s Adjusted EBITDA and a reconciliation to its profit/(loss) for the applicable period.

Kenon has entered into a forward sale transaction with a bank relating to its remaining interest in ZIM (the “ZIM Forward Sale Transaction”), whereby the bank has agreed to sell up to all of Kenon’s remaining ZIM shares within pre-agreed trading terms. Kenon has agreed to pledge its remaining ZIM shares to the bank and granted rehypothecation rights over the shares.  The transaction provides for a sale of up to all of Kenon’s shares in ZIM but there is no guarantee as to the number of shares that will be sold pursuant to this arrangement.  Such sales are intended to be made in transactions that comply with Rule 144 under the Securities Act of 1933.

This announcement does not constitute an offer to sell, or the solicitation of an offer to buy, securities and does not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful.

For further details, see Kenon’s Form 6-Ks dated June 6, 2024 and November 22, 2024.

Changes to Kenon's Board of Directors

Ms. Tan Beng Tee has notified the board of directors of Kenon of her resignation as a director of Kenon. The board of directors would like to thank Ms. Tan for her service to Kenon.

Qoros update

As previously disclosed, in July 2024, Baoneng Group filed an application (the “Set Aside Application”) with the Beijing No. 4 Intermediate Court (the “Beijing Court”) to set aside the award (the “CIETAC Award”), issued in February 2024, by the China International Economic and Trade Arbitration Commission in favor of Kenon’s wholly-owned subsidiary Quantum (2007) LLC (“Quantum”) with respect to arbitral proceedings initiated by Quantum in 2021, as more fully described in Kenon’s report on Form 6-K dated September 9, 2024 and Kenon’s Annual Report on Form 20-F for the year ended December 31, 2023. In November 2024, the Beijing Court issued a decision dismissing Baoneng Group’s Set Aside Application, and such decision is final and is not subject to appeal by either party in accordance with the laws of the People’s Republic of China.

Any value that could be realized in respect of these proceedings is subject to significant risks and uncertainties, including risks relating to enforcement and collection in respect of these proceedings and other risks and uncertainties.

s
 Caution Concerning Forward-Looking Statements

This press release and any related discussions includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements relating to (i) OPC, including statements about the CPV Renewable Investment, including the terms thereof such as the expected receipt and timing of the remaining investment, the CPV Additional Purchase Agreements and the EA Announcement, (ii) Qoros, including the CIETAC Award in favor of Kenon, and related statements, (iii) Kenon’s share repurchase plan including the amount of shares that may be repurchased under the plan, (iv) statements with respect to Kenon’s intention to sell and/or enter into a derivative transaction with respect to up to all of its remaining ZIM shares and the ZIM Forward Sale Transaction, and (v) other non-historical matters. These statements are based on current expectations or beliefs and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon’s control, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include (i) risks relating to OPC’s business, relating to the CPV Renewable Investment including the remaining investment, risks relating to the CPV Additional Purchase Agreements including risks relating to completion and expected costs, risks relating to potential changes to the tariff structure in Israel as contemplated by the EA Announcement and potential impacts on OPC, and other risks relating to OPC, (ii) risks relating to enforcement and collection of the CIETAC Award and enforcement of the award in related legal proceedings, and other related risks, (iii) risks relating to Kenon’s share repurchase plan including risks relating to the amount of shares that will actually be repurchased under the share repurchase program, (iv) risks related to Kenon’s intention to sell and/or enter into derivative transactions with respect to up to all of its ZIM shares and the ZIM Forward Sale Transaction, including the risk that such sales and/or derivative transactions including transactions contemplated by the Forward Sale Transaction are not completed on expected terms or at all and risks relating to the prices at which shares are sold and amounts that are paid to Kenon, risks relating to future trading prices of ZIM’s shares and impact on Kenon’s sales and/or derivative transactions with respect to its ZIM shares including the ZIM Forward Sale Transaction, including the risk that Kenon does not sell all of its ZIM shares and (v) other risks and factors including those risks set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

Contact Info

Kenon Holdings Ltd.
Deepa Joseph Chief Financial Officer deepaj@kenon-holdings.com Tel: +65 6351 1780